UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CrediBLL Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 22, 2016

Physical address of issuer
39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538

Website of issuer
https://www.credibll.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$25,116	n/a
Cash & Cash Equivalents	$25,116	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$(206,525)	n/a
Long-term Debt	$0	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold	$0	n/a
Taxes Paid	$0	n/a
Net Income	$(206,525)	n/a

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 14, 2017

CrediBLL Inc.



Up to $1,000,000 of Crowd Notes

CrediBLL Inc. (the "Company," "CrediBLL," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.credibll.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/credibll

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise

revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CrediBLL Inc. (the "Company") is a Delaware Corporation, formed on August 22, 2016.

The Company is located at 39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538.

The Company's website is https://www.credibll.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/credibll and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$500
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on pages 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 10-11, 17-18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our

competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets,

or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 64.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

BUSINESS

Description of the Business
CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring.

Business Plan
We are an AI-powered job search marketplace for machine learning, big data, full stack, and cloud & design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers. CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace. At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients. CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

The Company's Products and/or Services

Product / Service	Description	Current Market
Two-sided job search marketplace	CrediBLL offers smart algorithms and workflows for client and candidate approvals, making offers, scheduling interviews, tracking application status, in app conversions, defining hiring needs, adding co-workers, and more.	Machine learning, big data, full stack, and cloud & design verification professionals and employers

Down the line, we will have a subscription-based model and partner with SMEs and companies who provide training and generate revenues from that. SME (subject matter expert) product is in beta and almost complete; we are planning to crowdsource our recruiters using people who have a full-time job – more like an Uber of recruitment – to interview/screen and educate applicants. Will be introduced if maximum raise is met.

We are an online platform at http://credibll.com

Competition
We are targeting the $500 billion global recruitment market - the US recruitment market size alone is $200 billion. The recruitment market is growing 6% annually. Around 5 million workers switch jobs every year and over 50,000 tech jobs are open at any given time. There are 9 recruitment companies with over $1 billion in annual revenue and several technology recruitment companies have over $100 million in annual revenue.

Customer Base

Our customers are niche-technology companies.

Intellectual Property
The Company does not currently have any registered or filed intellectual property.

Litigation
None

Other
The Company's principal address is 39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538

The Company has the following additional addresses: Not Applicable.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.43%	$84,250
Legal and Accounting	3.33%	$833	4.58%	$45,788
Marketing	16.65%	$4,163	20.15%	$201,465
Sales	13.60%	$3,399	18.32%	$183,150
Technology	10.82%	$2,706	16.48%	$164,835
Operating Expenses	11.10%	$2,774	18.32%	$183,150
SME Crowdsourcing	0%	$0	13.74%	$137,362
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neeraj Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Neeraj Sharma, CEO, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

- Founder & CEO, Radiansys Inc, May 2012 – Aug 2016. At Radiansys, Neeraj was responsible for business development, team building, software development & delivery.

Name
Deep Shikha Vashisth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deep Shikha Vashisth, Director, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Director, CrediBLL Inc, Aug 2016 – Present. Deep Shikha is responsible for accounting, contractor on-boarding at CrediBLL.
- CEO, Radiansys Inc, Aug 2016 – Present. At Radiansys, Deep Shikha is responsible for business development, maintaining teams & taking care of operations.
- Director, Radiansys Inc, Feb 2008 – August 2016. At Radiansys, Deep Shikha was responsible for HR, Accounting, Operations of the company.

Name
Varun Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Varun Singh Co-Founder & Part-Time CTO, 8//22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Part-Time CTO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Varun is responsible for aligning technical architecture with a product vision and roadmap, leading product development, product management, and business strategy, working closely with Engineering teams to drive innovation, and deciding the latest technology implementation.
- Sr. Software Engineer, Cisco, May 2013 – Present.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neeraj Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Neeraj Sharma, CEO, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Founder & CEO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

- Founder & CEO, Radiansys Inc, Oct 2007 – Aug 2016

Name
Deep Shikha Vashisth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deep Shikha Vashisth, Director, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Co-Founder & Director, CrediBLL Inc, Aug 2016 – Present. Deep Shikha is responsible for accounting, contractor on-boarding at CrediBLL.
- CEO, Radiansys Inc, Aug 2016 – Present. At Radiansys, Deep Shikha is responsible for business development, maintaining teams & taking care of operations.
- Director, Radiansys Inc, Feb 2008 – August 2016. At Radiansys, Deep Shikha was responsible for HR, Accounting, Operations of the company.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
Currently, there are 2 employees that are employed by CrediBLL. There are currently 8 employees of Radiansys that work as Contractors at CrediBLL, in both India and California. The Company intends to convert them to full time employees of CrediBLL post maximum raise of $1M.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stocks
Amount outstanding	8,400,000
Voting Rights	As provided in the Bylaws, attached in the dataroom of the CrediBLL profile on SeedInvest
Anti-Dilution Rights	Board of Directors
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	We had reserved 6% shares for future investors and 10% for the employees. We will utilize the reserved 6%

	towards the notes. For remaining shares, there will be dilution of the existing shares proportionately
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	84%

Common Stock

Upon Inception, the Company authorized 10,000,000 shares of common stock, $0.00001 par value.

Shortly after Inception, the Company issued 8,000,000 shares of common stock to its founders. These shares were 25% vested upon issuance and vest monthly thereafter for three years. Accordingly, as of December 31, 2016, 2,500,000 shares were vested and the remaining were unvested.

During 2016, the Company received $25,000 for 400,000 shares of our common stock.

The Company has $614,489 in advance and service from related party through Aug 2016 to July 2017.

Following the Offering, the total amount of outstanding indebtedness of the Company will be $975,000 if the Minimum Amount is raised and $0 if the Maximum Amount is raised.

Ownership

The company is owned by Neeraj Sharma (32%), Deep Shikha Vashisth (32%), Varun Singh (16%), and Vikas Sharma (4%). There is 10% in stocks reserved for employees and 6% in stocks reserved for investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Neeraj Sharma	32.0%
Deep Shikha Vashisth	32.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company has a limited operating history and did not generate revenue from intended operations during 2016. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes and technology usage behaviors, availability of qualified candidates, and significant competition from larger more well-funded companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred when the above criteria has not been met.

The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provisions of ASC 350, Intangibles – Goodwill and Other, whereby direct costs related to development and

enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. These software development costs are amortized over the estimated useful life of the software. There were no costs capitalized during the period ended December 31, 2016.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $25,116 in cash on hand as of December 31, 2016 which will be augmented by the Offering proceeds and used to execute our business strategy. We will add more team members in the sales & marketing team, add new product feature. We intend to go-live with our SME (Subject Matter Expert) model if we are successful in a full raise.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is

also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4.5 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note.

Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Other Transactions

The Company receives services and is provided advances through an entity owned and operated by our Chief Executive. Services and advances are invoiced to us monthly. As of December 31 2016, there was $206,435 in services and advances owed to the related party entity, as shown on the accompanying balance sheet. Subsequent to December 31, 2017 and through July 2017, we have received $408,054 in additional advances and services from the related party for total amounts payable through July 2017 of $614,489. Additional amounts of approximately $50,000 are expected to be billed to us for August 2017.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
        Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
        The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Neeraj Sharma
_____
(Signature)

Neeraj Sharma
_____
(Name)

CEO, Comptroller, and Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Neeraj Sharma
_____
(Signature)

Neeraj Sharma
_____
(Name)

Director
_____
(Title)

9/14/17
_____
(Date)

/s/ Varun Singh
_____
(Signature)

Varun Singh
_____
(Name)

Director
_____
(Title)

9/14/17
_____
(Date)

/s/ Deep Shikha Vashisth
_____
(Signature)

Deep Shikha Vashisth
_____
(Name)

Director
_____
(Title)

9/14/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

CREDIBLL, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of December 31, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

CrediBLL, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors and Management
CrediBLL, Inc.
Fremont, California

We have reviewed the accompanying financial statements of CrediBLL, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows from the period from August 22, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

[signature]

Newport Beach, California
August 30, 2017

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

CREDIBLL, INC.
BALANCE SHEET
(unaudited)

	December 31, 2016
Assets	
Current assets -	
Cash	$ 25,116
Total assets	$ 25,116
Liabilities and Stockholders' Equity	
Current liabilities -	
Accounts payable	$ 90
Related party payables and advances	206,435
Total liabilities	206,525
Commitments and contingencies (Note 3)	-
Stockholders' Equity	
Common stock	84
Additional paid-in capital	25,032
Accumulated deficit	(206,525)
Total Stockholders' equity	(181,409)
Total liabilities and stockholders' equity	$ 25,116

See accompanying independent accountants' review report and notes to the financial statements

CREDIBLL, INC.
STATEMENT OF OPERATIONS
(unaudited)

	Period from Inception to December 31, 2016
Revenues	$ -
Operating Expenses:	
General and administrative	8,849
Sales and marketing	129,711
Research and development	67,965
Total operating expenses	206,525
Loss before provision for income taxes	(206,525)
Provision for income taxes	-
Net loss	$ (206,525)

See accompanying independent accountants' review report and notes to the financial statements

CREDIBLL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
August 22, 2016 ("Inception")	-	$ -	$ -	$ -	$ -
Founder shares	8,000,000	80	36	-	116
Shares issued for cash	400,000	4	24,996	-	25,000
Net loss	-	-	-	(206,525)	(206,525)
December 31, 2016	8,400,000	$ 84	$ 25,032	$ (206,525)	$ (181,409)

See accompanying independent accountants' review report and notes to the financial statements

CREDIBLL, INC.
STATEMENT CASH FLOWS
(unaudited)

	Period from Inception to December 31, 2016
Cash flows from Operating Activities:	
Net loss	$ (206,525)
Changes in operating assets and liabilities:	
Accounts payable	90
Net cash used in operating activities	(206,435)
Cash flows from Financing Activities:	
Related party payables and advances	206,435
Proceeds from founders shares	116
Shares issued for cash	25,000
Net cash provided by financing activities	231,551
Change in cash and cash equivalents	25,116
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 25,116
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

CrediBLL, Inc. was incorporated on August 22, 2016 ("Inception") in the State of Delaware. The financial statements of CrediBLL, Inc. (which may be referred to as "CrediBLL" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, California.

CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring. We are an AI-powered job search marketplace for machine learning, big data, full stack, and cloud and design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers.

CrediBLL offers web and mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace.

At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients.

CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

Going Concern and Management's Plans
We will rely on services and advances from a related party entity for working capital and will continue to do so until debt and/or equity financing for working capital can be obtained or until positive cash flows from operations can be achieved. We have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from a related party entity, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction

between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and did not generate revenue from intended operations during 2016. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes and technology usage behaviors, availability of qualified candidates, and significant competition from larger more well-funded companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provisions of ASC 350, Intangibles – Goodwill and Other, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. These software development costs are amortized over the estimated useful life of the software. There were no costs capitalized during the period ended December 31, 2016.

Revenue Recognition
The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred when the above criteria has not been met.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred unless such costs qualify for capitalization.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Deferred tax assets are made up of our net operating loss carryforwards which equal our net loss in the accompanying statement of operations and reduced by a full valuation allowance. The net operating losses begin to expire in 2036.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

See accompanying independent accountants' review report

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
Upon Inception, the Company authorized 10,000,000 shares of common stock, $0.00001 par value.

Shortly after Inception, the Company issued 8,000,000 shares of common stock to its founders. These shares were 25% vested upon issuance and vest monthly thereafter for three years. Accordingly, as of December 31, 2016, 2,500,000 shares were vested and the remaining were unvested.

During 2016, the Company received $25,000 for 400,000 shares of our common stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company receives services and is provided advances through an entity owned and operated by our Chief Executive. Services and advances are invoiced to us monthly. As of December 31 2016, there was $206,435 in services and advances owed to the related party entity, as shown on the accompanying balance sheet. See Note 6 for additional advances after year end.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017 and through July 2017, we have received $408,054 in additional advances and services from the related party described in Note 5 for total amounts payable through July 2017 of $614,489. Additional amounts of approximately $50,000 are expected to be billed to us for August 2017.

During 2017, the Company entered into advisory board agreements with three individuals. Per the agreements there is no immediate compensation, but it is the intent to provide compensation if and when the Company undertakes a Series A financing round.

The Company has evaluated subsequent events that occurred after December 31, 2016 through August 30, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See accompanying independent accountants' review report

EXHIBIT C



CrediBLL

CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring. Edit Profile

$500	$4,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

CrediBLL is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by CrediBLL without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Global HR And Recruitment Services Market
$500 billion+

2017 YTD Revenue
$250,000+

> Clients include Square, Mulesoft, RocketFuel, Everstring, VerticalResponse, Axon, Ladder Financial, Esencia Tech, and more
> 1,200+ technical job seekers registered on the platform
> Integrating with Greenhouse.io & SmartRecruiters
> Strong social presence - over 4,000 LinkedIn, 900 Facebook followers

> Round Size: US $1,000,000
> Raise Description: Bridge
> Minimum investment: US $500 per investor
> Security Type: Crowd Note
> Valuation Cap: US $4,500,000
> Offering Type: Side by Side Offering

PROFILE MENU



CrediBLL is a niche-technology focused job search marketplace. Matching (In)CrediBLL talent with credible employers.

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We are an AI-powered job search marketplace for machine learning, big data, full stack, and cloud & design verification professionals.

CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers.

CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the job seeker.

All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers.

Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace.

At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients.

CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

Pitch Deck

CREDIBLL
AI-Powered Job Search Marketplace
All information in this presentation is the copyright of CREDIBLL INC, unless specified otherwise. DO NOT REPRODUCE WITHOUT CONSENT.
All brands mentioned in this document are the Intellectual Property of their respective owners.

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Product & Service

CrediBLL is two-sided job search marketplace. Our product has a client, candidate, and administrator portals. CrediBLL offers smart algorithms and workflows for client and candidate approvals, making offers, scheduling interviews, tracking application status, in app conversation, defining hiring needs, adding co-workers, and more. CrediBLL has SME (Uber of recruitment) model in beta mode for crowdsourcing mentors on demand basis.

Some of our key product features:

- A vetting process of candidates that validates their digital profile and actual industry experience.
- Integrating with top industry Application Tracking Systems(ATS), like Greenhouse and SmartRecruiter.
- Natural language processing (NLP) based resume parsing to extract key information (e.g. technical skills, experience, qualification)
- LinkedIn integration for OAuth authentication.
- A unique machine learning algorithm for matching resumes to specific jobs.
- AI-based algorithms that predict the hiring pattern of each company and provide relevant matches.

Gallery





PROFILE MENU



CREDIBLL
ARTIFICIAL INTELLIGENCE COMPANY

HOME   INTERVIEW   OFFER   REFER A FRIEND

Great Job! Your profile is now complete!

Hang in there, Aaron! Your profile is under review by our talent advocates. We'll reach out to you as soon as we see a great match between your skill set and our opportunities. In the meanwhile, review your profile and add any information that you think would strengthen it to help you land that dream job!



Profile Completion : 100%

Aaron Mangum
Lead Data Scientist
Machine Learning Engineer
Total Experience : **8** years



 San Francisco, CA


$ Desired Base Salary
$180,000

Resume
aaron_resume.pdf
Last Updated: Aug 17, 2017

Candidate Summary

Detecting Edit Disfluencies and Filled Pauses in Automated Speech Transcriptions (using multi-step Conditional Random Fields)

Detecting Sentence Units in Automated Speech Transcriptions (Random Forest Classifier with basic prosodic features and features derived from Google n-gram data)

These tools are being used by the Lab to design crowdsourcing tasks for speech transcription and verification of speech transcription.

Technology Skills

Deep Learning   Natural Language Processing (NLP)   Image Recognition   Predictive Analysis   Tensorflow

Preferred Role

Machine Learning Scientist   Machine Learning Engineer

Team Story

Neeraj and Varun met in 2012 while working on a product implementation for Apple. Later, Neeraj decided to run his IT services (recruitment/software development) company on a full-time basis. Neeraj was instrumental in winning clients and projects whereas Varun excelled in software implementation and product development. Varun played a major role in establishing engineering and software development practices at Neeraj's previous venture, which is now a multi-million dollar business with several Fortune 500 clients in its portfolio.

Neeraj and Varun have served on interview panels at top IT companies in Silicon Valley. During this time, the pair found some serious issues in the overall hiring and candidate evaluation process. They also recognized that the traditional IT recruitment model was too dated. The biggest fundamental problem is technical recruiters come from non-engineering background & go with the digital profile especially when it's come to niche hiring.

After conducting extensive market research and studying existing products, Neeraj and Varun found many vulnerabilities and gaps in the hiring process. Now they have identified a billion dollar opportunity to simplify tech recruitment by making the model scalable and efficient. Hence, CrediBLL was founded.

Founders and Officers



Neeraj Sharma
CO-FOUNDER & CEO

Neeraj Sharma is an entrepreneur and technologist with expertise in building products and teams, and converting start-up ventures into profitable ventures.

Neeraj brings his experience, skills, and a strong passion for tech, sales, and marketing as the CEO of CrediBLL. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

Neeraj has entrepreneurial experience as the founder of Radiansys Inc, a multi-million dollar IT services company focused on technology recruitment and enterprise product development.

Varun Singh
CO-FOUNDER & DIRECTOR



 PROFILE MENU



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An avid technologist and a well-rounded entrepreneur, with 10+ years of experience in software and product development.

Varun leads the enterprise web and mobile product development, and is responsible for defining and implementing strategic objectives, formulating an inspiring and valuable product vision, strategy, and architecture.

He specializes in Product Development Leadership, Technology Roadmap, Product Strategy, Business Strategy, Tech Architecture, Agile Transformation, SaaS, Mobile, Artificial Intelligence (Machine Learning, Deep Learning). Varun is currently a part-time CTO of CrediBLL and will become full-time post-raise.



Shikha Vashist
CO-FOUNDER & DIRECTOR

Seasoned human resources professional with a proven track record in designing, implementing, and improving the IT business process. Shikha has experience in strategic planning and business development, performance management, compensation, workforce planning, HR analytics, and talent management. She enjoys developing talent and partnering, and advising executives on key business objectives.

Key Team Members



Lan Hoang
Lead Generation Specialist - Contractor



Eric Dominguez
Sr. Account Manager - Contractor



Dheeraj Kaushik
AWS Cloud Architect - Contractor

✕   PROFILE MENU



Dinesh Kumar

Sr. Full Stack Developer - Contractor

Highlights

Pitch Deck

Team Story ▸

Term Sheet

Market Landscape

Data Room

✉ SeedInvest

Overview

Product & Service

Q&A with Founder

Financial Discussion



Vineet kumar

UI/UX Developer - Contractor



Krishan Kant Sagar

Backend Developer - Contractor

Deepak Sharma

Lead Mobile Application Developer - Contractor

Notable Advisors & Investors

✕   PROFILE MENU



Vikas Sharma

Investor, Angel



Dominik Vltavsky

Advisor, VP, Digital Innovations & Artificial Intelligence at Wells Fargo.



Manjeet Gill

Advisor, Director of Operations - Lead MS9 & Esencia Tech Acquisitions.



Jordan Conner

Advisor, Manager of Sales, North America @ Trustpilot. Past Stack Overflow, Hired Inc.

Q&A with the Founder

Q: What are future revenue streams?

CrediBLL: Our current business model is Pay-Per-Hire. We intend to offer product subscriptions to our clients once we acquire critical mass. Additionally, we have plans to partner with online training portals & offer a discounted training course to job seekers on our marketplace. We will charge a commission for the training sessions subscribed to by the job seekers on our marketplace. Our platform is free for job seekers.

Q: What is your other company Radiansys and its relations to CrediBLL?

CrediBLL: Radiansys is a vendor to CrediBLL that provides us software development services. We work with them for part-time/temporary hires now. CrediBLL has only just started generating raising revenues and I've moved 100% over to CrediBLL. Radiansys is a separate business altogether – founded 10 years ago by me and my wife. They are not an equity partner; it's just a simple side-by-side agreement and they have lent us significant startup costs that will partially be paid back (50%) in equity in the next financing round.   Almost all of the accounts payables are from Radiansys as all of CrediBLL's bills/operating expenses have been paid by Radiansys up to this moment. We have placed 2-3 candidates sourced through Radiansys – provided them a certain fee, put a 10%-15% mark-up on what they charge. 10% to 30% of placements are from temp hires from Radiansys.

Q: What are exit expectations?

CrediBLL: It's too early for an exit strategy. Our short-term goal is to make CrediBLL Series A ready with a high valuation and offer subscriptions to our client.

Q: Please send info on existing partners.


PROFILE MENU

CrediBLL: Our current client list is the following: Square, Mulesoft, Rocketfuel, EverString, Vertical Response, Moveworks.ai, Tavant, EsenciaTech, Skael, Davinci, Grammarly, and Axon (formerly Taser International). We have ATS partnerships/integrations with Greenhouse, whose integration is nearly complete, and SmartRecruiters (in progress). It's safe to assume that monthly conversion/placements success rate is 20 - 30% of number of clients. Each FTE placement average ticket size is around $12K (assuming 10% of $120K base salary). Tech salaries are often higher than $120K.

Q: What is on your product roadmap?

CrediBLL: Our SME (subject matter expert) product is in beta phase; we are planning to crowdsource our recruiters using people who have a full-time job – more like an Uber of recruitment – to interview/screen and mentor job seekers. Apart from tech screening, SMEs will also mentor the job seekers & help them to increase their market value better. Our SME model is an additional value proposition to our clients as they will get pre-screened job seekers. Product roadmap also includes extending the Machine Learning Algorithms implementation to enhance the system capabilities further. Significant work has been done to identify proprietary ML algorithms for next course of implementation.

Q: How are you going to keep yourself afloat for 3 to 4 months as you're still fundraising?

CrediBLL: CrediBLL is generating revenue, and gross revenue is over $250,000(YTD). Additionally, Radiansys will continue to pay our operating expenses for next 3-6 months.

Q: How did you build out your projected financials model? What are growth drivers and assumptions you used?

CrediBLL: We believe we are only job search marketplace focused on niche technologies such as Machine Learning, Big Data, Design Verification. There is a high demand for these resources & we have seen initial success as becoming a niche job search marketplace. We are acquiring new clients on a monthly basis, and with this round of funding, we are planning to expand our sales & talent acquisition teams. Our target is to acquire additional 40-60 clients in next 12 months. It's safe to assume that monthly conversion/placements success rate are 20 - 30% of the total number of clients. We are also expanding our specialization in AR/VR, Robotics & Self driving cars resources.

Q: If you raise less, what is the minimum raise amount needed in this round and why? How many months of runway will that cover?

CrediBLL: We are targeting a minimum $600K raise amount. This will give us runway cash for the next 10-12 months. Ideally, we want to raise $1.00M as this will help us launch our SME model, add more machine learning algorithms, implement our marketing strategies at the grass root level, and add more SDRs/ADRs to the team. $1.00M will provide us with 12-15 months runway cash and make us Series A ready.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Bridge	Bridge
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,500,000	US $4,500,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 17th, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 17th, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with PieShell's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with PieShell's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


Legal and Accounting
Marketing
Sales
Product Development
Operating Expenses

PROFILE MENU

EXHIBIT D



AI-Powered Job Search Marketplace



Disclaimer

This presentation contains offering materials prepared solely by CrediBLL without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

CrediBLL Vision

CrediBLL aims to be the marketplace for tech hiring across all roles, levels, and geographies.

CREDIBLL

CrediBLL Value Proposition

CrediBLL solves hiring problems and redefines the hiring experience



CrediBLL 1.0

Niche Skills Focused

Startups, Unicorns & Enterprise Hiring

Curated Tech Talent

CrediBLL 2.0

Mentor/SME Crowdsourcing

Machine Learning Driven "Right-Fit" Hiring

Predictive Analytics Driven Proactive Hiring

Problems with Traditional Hiring Industry

Commodity Skills

Missed Opportunity

Irrelevant Resume

Technical Recruiter's Hiring

Prolonged Hiring Cycle

Reactive Application

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Market Size

Annual Recruitment Industry Revenue



$500 B

Global

$200 B

United States

U.S. Technology Markets



Staffing Revenue

Revenue of select recruitment / temporary employment companies worldwide in 2015 (in billion U.S. dollars)



Revenue in billion U.S. dollars
0
5
10
15
20
25
30
Adecco (Switzerland)
24.43
Randstad (Netherlands)
21.33
ManpowerGroup (United States)
19.33
Hays (UK)
5.87
Kelly Services (United States)
5.52
Robert Half (United States)
5.1
TrueBlue (United States)
2.7
On Assignment (United States)
2.07
PageGroup (UK)
1.63
Kforce (United States)
1.32
CDI (United States)
0.99
Resources Connection (United States)
0.59

Note: Worldwide; 2015
Source: Bank of America; Merrill Lynch; Bloomberg; ID 257876

CrediBLL – Sessions & Users (Google Analytics) Since Launch



Partial list of clients

Square https://squareup.com	**Mulesoft** https://www.mulesoft.com (NASDAQ: MULE)	**RocketFuel** https://rocketfuel.com (NASDAQ: FUEL)
Grammarly https://www.grammarly.com (>100M Funding)	**EverString** https://www.everstring.com/ (>70M Funding)	**Vertical Response** http://www.verticalresponse.com Email Marketing. Just Like That
Axon https://global.axon.com (NASDAQ: AAXN)	**Intrigo** http://intrigosys.com (Leading SAP implementer for SAP, Nike, Ariba, and more)	**Moveworks.Ai** https://moveworks.ai/ (Light speed venture portfolio company)
Ladder https://www.ladderlife.com (Light speed venture portfolio company)	**Esencia Tech** http://www.esenciatech.com/ (Leading Design Verification implementer vendors for Intel, Microsoft, FB, and more)	+ More

CrediBLL Social Footprints



4000+ LinkedIn followers



900+ Facebook followers



200+ Twitter followers



CREDIBLL
Job Search Marketplace For Cloud, Big Data, IoT, Machine Learning & Integration Professionals
FIND A JOB
rocketfuel
MuleSoft
EVERSTRING
grammarly
verticalresponse
How CrediBLL Works?
Talent Advocate
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Employers

Growth Roadmap



CREDIBLL

Market Reach

Phase 1 — 2017

- Pay per Hire model
- Focus on Niche Technology hiring
- ATS Integration & talent sourcing process automation
- iOS & Android for Talent in iTunes & Google Play

Phase 2 — 2018

- Expand Niche Expertise in AR/VR, Self-Driving Cars, Block-chain
- Offer Subscription Model to clients
- SME Crowdsourcing
- Training Portal Integration
- Geographic expansion to LA, NY, Colorado.

Phase 3 — 2019 Onwards

- National Expansion
- Partner with Online Training Portal

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Integration Partners

Current Integration

ATS Integration

 

CRM



Planned Integration

ATS Integration

 Jobvite

 GoogleHire

Marketing



Team Communication



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Founders Profile

Neeraj Sharma (CEO)

- 10 years entrepreneurship & Recruitment Industry experience.

- Founded & successfully ran Radiansys Inc (Multi-million business & Won major accounts including names like Wells Fargo, Pacific Gas & Electric, Silicon Valley Bank, Ross Dress for Less, Gymboree Corporation, and more)

- 15 years of Technology & Product Development experience.

- 5 years of Sales & Marketing Experience.

Varun Singh (CTO)

- Software Engineering Executive with expertise in Engineering leadership.

- Specialize in Software Architecture, Big Data, Machine Learning.

The (In)CrediBLL Team


Neeraj Sharma
Founder & CEO
Linked in.


Varun Singh
Co-Founder & CTO
(Part Time)
Linked in.


Shikha Sharma
Director
Linked in.


Vikas Sharma
General Partner
Linked in.

Board of Advisors


Dominik Vltavsky
Board of Advisors
Linked in.


Manjeet Gill
Board of Advisors
Linked in.


Jordan G. Conner
Sales Advisor
Linked in.

Contractors


Eric Dominguez
Senior Account Manager
Linked in.


Dheeraj Sharma
Cloud Architect
Linked in.


Dinesh Kumar
Full Stack Developer
Linked in.


Deepak Sharma
Lead Mobile App Developer
Linked in.


Lan Hoang
Lead Generation Specialist
Linked in.


Vineet Kumar
UI/UX Developer
Linked in.


Krishankant Sagar
Back End Developer
Linked in.

Competition

Job Boards



careerbuilder®



indeed™

Job Board Lacks Quality

Social Hiring





Social Hiring Lacks Intent

Marketplace



VETTERY

HIRED

Job Search marketplace provides high quality active applicants

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Near Term Projections

Planned Use of Proceeds





Thank You

The CrediBLL Team

EXHIBIT E

Video Narrative:

150 words (target)

Duration recommended 60 seconds
Words: 171

Meet Jill. She's the hiring manager at an exciting startup that's rapidly growing. Jill has to recruit the sharpest minds to fuel her startup's growth.
She posts jobs on various job boards and that's time-consuming.
Jill gets swamped with irrelevant resumes[visual: show her being flooded with thousands of resume].

Jill signs up on CrediBLL, an online job search marketplace! Now, Jill gets fresh curated batches of only relevant talent[visual: show a group of candidates who are a good fit].

Jill adds coworkers to help her recruit [visual:show how others are added and help her interview and hire].

She posts her future hiring needs and hires proactively.

Meet Kyle. Kyle is looking for his dream gig.
Kyle puts up his resume on job boards. Kyle is flooded with irrelevant calls from recruiters[visual: answering phone all day long]

Kyle signs up on CrediBLL where employers compete to have him on board![visual:employers bid on candidates, show auction]

CrediLL presents Kyle in a batch showcase to its clients. Startups, Unicorns and Enterprises including Jill's, make initial offers to Kyle[visual: show nextgen startups, unicorn symbol and large giant enterprises].

CrediBLL briefs Kyle about the offers [visual: show credibll's talent acquisition team briefing the candidate on equity options, growth opportunity and funding status of organizations, those key words of equity, funding and growth must appear as visuals in the background]. Kyle interviews with and joins Jill's startup.

Here's Kyle at work, he loves what he does!

Are you looking for your dream gig too?
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